

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



08031130

# ANNUAL AUDITED REPORTing
SEC
## FORM X-17A-5 Section
## PART III   FEB 29 2008

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| SEC FILE NUMBER |
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| 8- 52532 |

### FACING PAGE
Washington, DC
## Information Required of Brokers and Dealers Pursuant to Section 17 of the
## Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

                  MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   J. GIORDANO SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

| FIRM I.D. NO. |
|---|

1234 Summer Street

                                      (No. and Street)

| Stamford | CT | 06905 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Giordano                                                 203-975-1330

                                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP

                           (Name – *if individual, state last, first, middle name*)

| 51 Locust Avenue | New Canaan | CT | 06840 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

**PROCESSED**

APR 29 2008

**THOMSON REUTERS**

| FOR OFFICIAL USE ONLY |
|---|
|  |

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, James R. Giordano , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. GIORDANO SECURITIES, LLC , as

of December 31, , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**Reynolds &Rowella**LLP

Full Service Accounting & Financial Solutions

expect **more** from us

*Partners:*
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

*Principal,*
Richard J. Proctor, CPA, CVA, CGFM

## INDEPENDENT AUDITOR'S REPORT

To the Member
J. Giordano Securities, LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of J. Giordano Securities, LLC (a Delaware limited liability company) as of December 31, 2007, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Giordano Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on pages xi and xii is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 21, 2008

i

90 Grove Street
Ridgefield, CT 06877
*(203) 438-0161*

87 Old Ridgefield Road
Wilton, CT 06897
*(203) 762-2419*

51 Locust Avenue
New Canaan, CT 06840
*(203) 972-5191*

Fax: (203) 431-3570      e-mail info@reynoldsrowella.com      website: www.reynoldsrowella.com

## J. GIORDANO SECURITIES, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2007

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 120,211 |
| Receivable from clearing broker | | 707,708 |
| Securities owned, at market value | | 542,048 |
| Property and equipment, net | | 1,278,418 |
| Receivable from affiliates | | 49,681 |
| Other assets | | 538,796 |
| | | |
| TOTAL ASSETS | $ | 3,236,862 |

### LIABILITIES AND MEMBER'S CAPITAL

**LIABILITIES**

| | | |
|---|---|---:|
| Mortgage payable | $ | 666,533 |
| Securities sold not yet purchased | | 114,850 |
| Accrued expenses and other liabilities | | 1,054,072 |
| | | |
| TOTAL LIABILITIES | | 1,835,455 |
| | | |
| MEMBER'S CAPITAL | | 1,401,407 |
| | | |
| TOTAL LIABILITIES AND MEMBER'S CAPITAL | $ | 3,236,862 |

See notes to financial statements.

ii

END